Exhibit 12.1

REYNOLDS AMERICAN INC.

COMUPTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

(Unaudited)

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings before fixed charges:
Income from continuing operations before income taxes	$6,384	$2,262	$2,741	$1,953	$2,186
Fixed charges:
Interest and debt expense (1)	570	286	259	234	221
Interest portion of rental expense (2)	9	8	8	6	6
Add: Fixed Charges	579	294	267	240	227
Earnings before fixed charges:	$6,963	$2,556	$3,008	$2,193	$2,413
Fixed charges:
Interest and debt expense (1)	$570	$286	$259	$234	$221
Interest portion of rental expense (2)	9	8	8	6	6
Total fixed charges	$579	$294	$267	$240	$227
Ratio of earnings to fixed charges (3)	12.0	8.7	11.3	9.1	10.6

(1)

Interest and debt expense includes interest on indebtedness, amortization of debt discount and expenses, and excludes interest related to reserves on income taxes, as such interest is included in provision for income taxes.

(2)	One-third of rent expense is the portion deemed representative of the interest factor.
(3)	Based on rounded thousands.